3801 West Hillsboro Boulevard * Deerfield Beach * Florida * 33442 * 954.360.9022

June 21, 2005

Via EDGAR and Via Facsimile (202)772-9206

Mr. Al Rodriguez

Staff Accountant

US Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	eDiets.com, Inc.
Form 10-K for the year ending December 31, 2004
Filed March 22, 2005
File No. 0-30559

Dear Mr. Rodriguez:

This letter is being furnished in response to comments of the Staff of the Securities and Exchange Commission (the Commission) as previously discussed and which were initiated by the Commission’s letter dated April 1, 2005 (the Comment Letter) to Robert T. Hamilton, Chief Financial Officer of eDiets.com, Inc. (eDiets or the Company), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

In response to the Staff’s recent comments regarding the testing method of the Company’s reporting units for possible goodwill impairment, the Company confirms that the impairment test performed as of October 1, 2004 based on discounted cash flows using a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model resulted in no impairment charges.

Commencing with our Form 10-Q filing for the quarterly period ended June 30, 2005, we will revise our Critical Accounting Policies covering “goodwill and intangibles” to read as follows:

GOODWILL AND INTANGIBLE ASSETS:

At June 30, 2005 we had $7.1 million in goodwill. Approximately $1.9 million of goodwill was recorded as a result of the July 2004 acquisition of eDiets Europe. Prior to such time the Company had one reporting unit and considered approximately $5.2 million of such goodwill to be “enterprise level” goodwill. For purposes of assessing impairment under SFAS 142, Goodwill and Other Intangible Assets, goodwill must be assigned to one or more reporting units. As a result of the acquisition of eDiets Europe, the Company now has two reporting units and, as a result, the former enterprise level goodwill was allocated in its entirety to the Company’s U.S. reporting unit.

SFAS 142 describes the reporting unit as an “operating segment” as that term is used in SFAS 131. We operate in a single market consisting of the sale of services and information related to nutrition and fitness. Our revenues are derived from sales in the United States and Europe and these two geographic regions constitute the Company’s two reportable segments. We evaluate goodwill along these segments, which represent our reporting units.

We use judgment in assessing goodwill for impairment. Goodwill is reviewed annually for impairment, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Fair value of the Company’s reporting units are based on discounted cash flows using a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model. No impairment charges have been recorded to date as a result of our annual impairment tests. Due to uncertain market conditions and potential changes in our strategy and product portfolio, it is possible that the forecasts we use to support our goodwill could change in the future, and could result in non-cash charges that would adversely affect our results of operations and financial condition.

We appreciate the Commission’s efforts in assisting with our compliance with applicable disclosure requirements.

Please contact Robert Hamilton, CFO or James Epstein, General Counsel at 954-360-9022 if you have any questions.

Regards,

/s/ Robert T. Hamilton

Robert T. Hamilton

Chief Financial Officer- eDiets.com, Inc.